September 24, 2025

Matthew C. Brown
Chief Financial Officer and Treasurer
Seven Hills Realty Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

       Re: Seven Hills Realty Trust
           Registration Statement on Form S-3
           Filed September 19, 2025
           File No. 333-290401
Dear Matthew C. Brown:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Zachary Blume